December 6, 2006

The Board of Directors
Fuwei Films (holdings) Co., Ltd

Dear Sirs

Fuwei Films (Holdings) Co., Ltd (the “Company”) Registration Statement on Form F-1

We, Concord & Partners has been appointed as one of the Legal Advisers to the Company as to PRC Law in the Registration Statement Form F-1 filed with US SEC in relation to the proposed initial public offering on the NASDAQ market, do hereby consent to the following:

We consent to the use of the Concord & Partners name in the Registration Statement with the inclusion therein of the opinions attributed to us in the form and context in which it appears on page 11 and 12 under the section “Risk Factors” and Page 35 under the section MD&A of the Registration Statement.

Yours faithfully

/s/ Concord & Partners

Concord & Partners